SUB-ITEM 77C: Submission of matters to a vote of security holders

VOTING RESULTS

On March 28, 2013, the Aviemore ETF Market Opportunity Fund (the “Predecessor Fund”), held a Special Meeting of Shareholders to consider the proposal set forth below. The following votes were recorded:

Proposal 1: Approval of the Reorganization

	# of Votes Cast	% of Votes Cast
For	1,054,678	86.15%
Against	46,572	3.80%
Abstain	122,928	10.04%
TOTAL	1,224,178	100.00%